October 31, 2024

William M. Schaefer
Chief Financial Officer
Isabella Bank Corporation
401 North Main Street
Mount Pleasant, MI 48858

       Re: Isabella Bank Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Fiscal Quarter Ended June 30, 2024
           Form 8-K filed on October 24, 2024
           File No. 000-18415
Dear William M. Schaefer:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Loans, page 28

1.     We note that commercial real estate ("CRE") loans totaled $564.2 million
and
       represented 41.8% of total loans as of December 31, 2023 and that the collateral for these loans are primarily in mid-Michigan counties. We also note your disclosure on page 53 disaggregating your CRE balance by owner and non-owner occupied, as well as 1-4 family investor and multifamily. Please revise your disclosures, in future filings, to further disaggregate the composition of your owner occupied and non-
       owner occupied CRE loan portfolio by key borrower type (e.g., by office, manufacturing, retail, multifamily, etc.) and to disclose other relevant characteristics (e.g., current weighted average and/or range of loan-to-value ratios,
       occupancy rates, etc.) material to an investor   s understanding of your
CRE loan
 October 31, 2024
Page 2

       portfolio.
2. In addition, we note the statement on page 14 that you continue to monitor events to
       assure you are    prepared for any changes that might affect the bank,
including the
       ability to timely address economic uncertainty.    We also note the
statement on page
       31 that the frequency and complexity of your liquidity stress testing has increased due to economic uncertainty and changes within the interest rate and economic
       environment.    Please further revise your disclosures, in future
filings, to describe the
       specific details of the risk management policies, procedures or other actions undertaken by management in response to economic uncertainty and the current environment.
Form 10-Q for the Fiscal Quarter Ended June 30, 2024
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity, page 7

3. Please revise your disclosures, in future filings, to provide interim statements of shareholders' equity for the current and comparative year-to-date periods, with subtotals for each interim period. Refer to Rule 8-03(a)(5) of Regulation S-X.
Form 8-K filed on October 24, 2024
Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures, page I

4. We note your reconciliation of core net income, which excludes $1.6 million of Other expense, and the related non-GAAP measures (e.g., core diluted earnings per share, core return on average assets, core return on average shareholders' equity, core return on average tangible shareholders' equity) that are derived from core net income.
       Please address the following:
           Explain the nature of this Other adjustment being excluded from core net income and clarify if it relates to the $1.6 million provision for credit losses charge relating to overdrawn deposit accounts from a single customer.
           If this adjustment does relate to the exclusion of a portion of the provision for credit losses, provide us with your evaluation of whether this adjustment represents individually tailored recognition and measurement principles that are inconsistent with GAAP and therefore should be removed from presentation in future filings. Refer to Question 100.04 of the Non-GAAP Financial Measures
           Compliance and Disclosure Interpretations.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jee Yeon Ahn at 202-551-3673 or Robert Klein at 202-551-3847 with any questions.
 October 31, 2024
Page 3



                   Sincerely,

                   Division of Corporation Finance
                   Office of Finance